UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COGENT, INC.

(Name of Subject Company (Issuer))

3M COMPANY

VENTURA ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

19239Y 10 8

(CUSIP Number of Class of Securities)

Gregg M. Larson

Deputy General Counsel and Secretary

3M Company

3M Center

St. Paul, Minnesota 55144

(651) 733-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*                 A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:           N/A                                         Filing Party:          N/A

Form of Registration No.:          N/A                                         Date Filed:            N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing on Schedule TO relates to a planned tender offer by Ventura Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of 3M Company, a Delaware corporation (the “Company”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, of Cogent, Inc., a Delaware corporation (“Cogent”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of August 29, 2010, by and among the Company, Purchaser and Cogent.

Additional Information

The planned tender offer described in this document and the exhibits hereto has not yet been commenced.  This document and the exhibits hereto are neither an offer to purchase nor a solicitation of an offer to sell shares of Cogent.  At the time the tender offer is commenced, the Company and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Cogent intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Company, Purchaser and Cogent intend to mail these documents to the stockholders of Cogent.  These documents will contain important information about the tender offer and stockholders of Cogent are urged to read them carefully when they become available. Stockholders of Cogent will be able to obtain a free copy of these documents (when they become available) and other documents filed by Cogent, the Company or Purchaser with the Securities and Exchange Commission (the “Commission”) at the website maintained by the Commission at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from the Company.

Forward-Looking Statements

This document and the exhibits hereto contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of the Company and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition; the ability to complete the proposed transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, Cogent’s business may not perform as expected due to transaction-related uncertainty or other factors; that the Company is unable to successfully implement integration strategies; and other risks that are described in the Company’s and Cogent’s reports filed with the Commission, including but not limited to the risks described under “Risk Factors” in Part I, Item 1A of the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in Part II, Item 1A in the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010.  The Company and Cogent assume no obligation and do not intend to update these forward-looking statements.

EXHIBIT INDEX

Exhibit Number	Description
99.1	3M Company Presentation to Cogent, Inc. Employees, dated August 30, 2010
99.2	3M Company Presentation to Cogent, Inc. Employees, dated August 30, 2010